UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Independent Director

Jin Medical International Ltd. (Nasdaq: ZJYL) (the “Company”) has appointed Dr. James Jiayuan Tong (“Dr. Tong”) to serve as Independent Director and Chairperson of the Nominating and Corporate Governance Committee of the Company, and to serve on the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Company’s board of directors (the “Board”) approved Dr. Tong’s appointment on June 20, 2025. Dr. Tong, age 51, is an experienced executive with over twenty years of experience and a diverse background spanning finance, investment, healthcare and academic research. Dr. Tong has held leadership roles across the U.S. and Asia, combining scientific expertise with business acumen. From March 2022 to the date of this report, Dr. Tong has been leading the strategic developments of ThorBay Holdings as its founder, advising on alternative investments, pre-IPO strategy, healthcare ventures, modernized farming assets development, automation and operation. From September 2019 to March 2022, Dr. Tong served as a Venture Partner and Director at Korea Investment Partners, focusing on venture investments and specializing in oncology, healthcare AR/VR 3D and AI solutions, neurological diseases, medical devices and healthcare services. Earlier in his career, Dr. Tong held multiple executive positions as a venture partner and chief financial officer in public and private companies. He has also worked in investment banking and hospital management. Dr. Tong is experienced in overseeing financial operations, SEC compliance, and cross-border mergers and acquisitions. Dr. Tong owns two patents, has received multiple academic awards, has first-authored a series of academic publications and has lectured at multiple corporate and business-themed events. Dr. Tong earned his M.D. from Peking University Health Science Center in 1996 and his Ph.D. in Neuroscience from Cold Spring Harbor Laboratory of Stony Brook University in 2001.

There are no family relationships between Dr. Tong and any director or executive officer of the Company. There are no related party transactions between the Company and Dr. Tong disclosable under Item 404 of Regulation S-K of the Securities Act of 1933.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.

Date: June 24, 2025	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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